Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Denver, Colorado
June 27, 2007

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

Investments at fair value	$131,124,345	$124,155,174

Receivables:
Participants’ contributions	327,425	275,631
Employer’s contributions	165,362	84,569

Total receivables	492,787	360,200

Net assets available for benefits, at fair value	131,617,132	124,515,374

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	306,501	431,644

Net assets available for benefits	$131,923,633	$124,947,018

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Additions to net assets:
Investment income:
Dividends and interest	$7,269,023	$5,408,232
Net appreciation in fair value of investments (note 7)	6,845,485	4,003,579

Total investment income	14,114,508	9,411,811

Contributions:
Participants	5,414,405	5,150,847
Employer	2,680,207	1,746,335
Rollover contributions and other	485,343	668,841

Total contributions	8,579,955	7,566,023

Transfer of plan assets, net (note 5)	49,436	12,955,351

Total additions	22,743,899	29,933,185

Deductions from net assets:
Participants’ distributions	15,759,010	12,386,643
Administrative expenses	8,274	10,071

Total deductions	15,767,284	12,396,714

Net increase	6,976,615	17,536,471

Net assets available for benefits, beginning of year	124,947,018	107,410,547

Net assets available for benefits, end of year	$131,923,633	$124,947,018

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.  THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.  CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America.  CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2.  DESCRIPTION OF PLAN

The following description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Plan”) provides only general information. Participants should refer to the summary plan description and prospectus for a more complete description of the Plan’s provisions.

General
The Plan, as amended through January 1, 2006, is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 4.  Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan covers eligible employees of the Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated (GTW), IC Rail Marine Terminal Company, Chicago, Central and Pacific Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited (WCL), Sault Ste. Marie Bridge Company (SSM), Bessemer and Lake Erie Railroad Company (BLE), Duluth, Missabe and Iron Range Railway Company (DMIR), and Pittsburgh and Conneaut Dock Company (PCD).  BLE, DMIR, and PCD management employees became members of the Plan, effective January 1, 2005, the date on which the Bessemer Savings Plan for Salaried Employees merged into the Plan (see Note 5).  The Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor. The Grand Trunk Corporation is a holding company owned by CN.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

At December 31, 2006 and 2005, the number of participants with an account balance in the Plan was 1,214 and 1,283, respectively.

Administration of the Plan
The Grand Trunk Corporation Board of Directors has delegated to the Administrative Committee, responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions.

Trustee and Recordkeeper
The Administrative Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company Inc. as transfer agent and recordkeeper of the Plan.  Other affiliated

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis.  Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Consistent with provisions established by the IRS, the Plan’s 2006 limit on pre-tax contributions by a participant was $15,000 for 2006 and  $14,000 for 2005 (the limit will increase to $15,500 in 2007).  Participants who are at least age 50 by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,000 in 2006 and $4,000 in 2005 (the limit will remain at $5,000 in 2007) such that the total pre-tax contribution limit was $20,000 for 2006 and $18,000 for 2005.

In 2006, for all eligible employees, the Company contributed to the Plan a “matching contribution” equal to 50% of the first 6% of annual eligible earnings the participant defers (a maximum Company match of 3% of eligible earnings). In 2005, for all participants other than those employed by BLE, DMIR, and PCD, the Company contributions amounted to 50% of the first 6% of annual eligible earnings the participant deferred (a maximum Company match of 3% of eligible earnings); for participants employed by BLE, DMIR, and PCD, the contributions amounted to 100% of the first 6% of annual eligible earnings the participant contributed (a maximum Company match of 6% of eligible earnings), the same contribution rate available under the Bessemer Savings Plan for Salaried Employees prior to January 1, 2005.  The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%.  The Company does not match the participants’ “catch-up” contributions.

CN Retirement Contribution
Effective January 1, 2006, certain eligible employees participate in the Plan under a new employer-contribution feature referred to as the “CN Retirement Contribution” (the DC Plan Feature).  This feature is offered to all new hires and 342 employees who elected to discontinue accruing benefits after December 31, 2005 in a defined-benefit plan (Pension Plan for the Employees of CN U.S. Subsidiaries and the Bessemer Salaried Retirement Plan), and rather accrue benefits after such date under the DC Plan Feature.

The Company makes contributions, on behalf of all new hires as of January 1, 2006 and employees who transferred from the defined-benefit plans to this Plan, equal to 3.5% of the participants’ annual eligible earnings for each year of service beginning January 1, 2006 whether or not the employees make pre-tax contributions to the Plan.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The plan recordkeeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Vesting
All eligible employees are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions, except for account balances under the DC Plan Feature, if any, which vest after 5 years of employment or earlier if the participant reaches the normal retirement age of 65, or age 60 if the employee has at least 30 years of credited service or 30 years under the Railroad Retirement System.  Forfeited unvested balances of terminated participants are used to reduce future employer contributions under the Plan (see Note 3).

Distributions
Participants are eligible for a distribution of the plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company.  In the event of financial hardship, as defined in the Plan, participants may withdraw money from their accounts (excluding account balances under the DC Plan Feature) while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account.  Withdrawals by the participant before attaining age 59½ generally are subject to a penalty tax of 10%.

Participant Loans
Participants may borrow from their accounts by taking one loan  (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their account balance.  Participants may not borrow from their account balance under the DC Plan Feature.  Loans must be repaid within 5 years, or 10 years, if the funds are used to construct or purchase a primary residence.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.0% to 9.25% for loans outstanding at December 31, 2006.  Principal and interest are paid in equal installments through payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions, which amounted to $15,740 for the year ending December 31, 2006  ($14,321 in 2005).

As at December 31, 2006, loans outstanding were $1,235,435 ($1,267,864 in 2005), net of deemed defaulted loans of $36,757 ($21,017 in 2005).

Termination of Service
Upon termination of service, a participant with a vested account balance may leave their account balance in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with a vested account balance of $5,000 or less may select from the latter two options only.

Expenses
Administrative expenses for maintenance of plan financial records, participant statements, service fees on insurance contracts and trustee fees are paid from plan assets.  All other administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans effective for financial statements for years ending after December 15, 2006.

The Plan adopted the requirements of the FSP for the year ending December 31, 2006, and retroactively applied the provisions to the statement of net assets available for benefits presented as of December 31, 2005, as required.  The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits present all investments at fair value and separately, the amount necessary to adjust for the Plan’s proportionate share of fully benefit-responsive investment contracts held by the Fidelity Managed Income Portfolio II (FMIP II) from fair value to contract value.  Adoption of the FSP had no effect on the statements of changes in net assets available for benefits which reflect income credited to participants in the Plan and net appreciation in the fair value of only those investments that are not deemed to be fully benefit-responsive.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Reclassifications
Certain of the 2005 comparative figures have been reclassified in order to conform to the financial statement presentation adopted in the current year.

Investment Valuation
The Plan’s investments are stated at fair value, except benefit-responsive contracts, which are stated at contract value.  Investments in mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end.  Common stocks are valued at the last reported sales price or closing price by the national

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

securities exchange on which it trades.  Short-term investments are valued at cost plus accrued interest, which approximates fair value.  Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan, through investment in the FMIP II, holds investments in wrap contracts with various third parties, such as banks or insurers, which are valued at contract value. The FMIP II’s investment objective is to seek preservation of capital and a competitive level of income over time.  As such the FMIP II invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a wrap contract issued by a third party.  Wrap contracts provide that benefit-responsive distributions may be withdrawn at contract value, which may be more or less than fair value.  Benefit-responsive distributions are generally defined as participant-initiated transactions (withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).  Contract value represents the sum of all participants’ invested principal plus all accrued interest. Fair value is equal to the sum of the market value of all of the FMIP II’s investments.

The contract value of the wrap contracts held by the FMIP II was $25,869,321 at December 31, 2006 ($29,446,922 at December 31, 2005).  The fair value of the wrap contracts was $25,562,820 at December 31, 2006 ($29,015,278 at December 31, 2005).  The crediting interest rate on the wrap contracts was 4.3742% and 3.7292% at December 31, 2006 and December 31, 2005, respectively.  The average yield earned on the wrap contracts was 4.5310% for the year ended December 31, 2006 (3.9398% in 2005).  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly. Wrap contracts provide a guarantee that the crediting interest rate will not fall below 0%.  The crediting interest rate, and hence, the portfolio’s return, may be affected by many factors, including purchases and redemptions by unit holders.

Wrap contracts limit the ability of the FMIP II to transact at contract value upon the occurrence of certain events.  Such events include tax disqualification under the Internal Revenue Code, any amendments made to the fund without the wrap issuers’ consent, complete or partial termination of the fund, any legal changes that could have a material adverse impact on the fund’s cash flow, merger or consolidation of the FMIP II with another fund, employer communications designed to induce participants to transfer from the fund, exclusion of a previously eligible group, any early retirement program, termination, group layoff, or similar program, and transfer of assets from the fund directly to a competing option.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net investment income includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of only those investments that are not deemed to be fully benefit-responsive.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the employer and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding plan year are accrued, as are employer contributions coinciding with these salary deferrals, if any.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Forfeited Accounts
During the year ended December 31, 2006, participants’ forfeited unvested accounts under the DC Plan Feature, used to reduce employer contributions, were not significant.

4.  DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The objectives of the various investment funds, effective December 31, 2006, are described below.  The Plan Administrator may add or replace any investment funds as appropriate and as allowed by the plan document and the Plan Administrator’s Investment Policy Statement.

Fidelity Managed Income Portfolio II
This stable value fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans.  The portfolio invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.  Some investment contracts are structured solely as a general debt obligation of the issuer.  Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds. The portfolio may also invest in futures contracts, option contracts, and swap agreements (see Note 3).

Fidelity Capital Appreciation Fund
This mutual fund invests primarily in common stocks of domestic and foreign issuers.  It may invest in either growth stocks or value stocks or both.  In selecting instruments, it uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions.

Fidelity Spartan U.S. Equity Index Fund
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

Fidelity Spartan International Index Fund
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks that are included in the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) Index, which represents the performance of foreign stock markets, excluding emerging market countries.  It aims to provide investment results that correspond to the total return of foreign stock markets.

ICM Small Company Portfolio
This mutual fund invests a minimum of 80% of the fund’s assets in common stocks of smaller companies.  It may invest in equity securities listed on the New York and American stock exchanges or traded on the over-the-counter markets operated by the NASD.

American Funds Investment Company of America
This mutual fund invests primarily in common stocks based on the possibility of appreciation and potential dividends rather than on current yield.  The fund may invest in securities of companies located outside of the U.S. and not included in the S&P 500 Index.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

American Funds EuroPacific Growth Fund
This mutual fund invests a minimum of 80% of the fund’s assets in securities of companies located overseas, primarily in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.

PIMCO Total Return Fund
This mutual fund invests a minimum of 65% of the fund’s assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest a maximum of 30% of the fund’s assets in foreign-currency denominated securities and a maximum of 10% of the fund’s assets in high-yield securities rated B or higher, with an average maturity of three to six years.

Dodge & Cox Balanced Fund
This mutual fund invests in a diversified mix of common stocks, preferred stocks, and fixed-income securities with the objective of long-term growth income and conservation of principal.  It may invest a maximum of 75% of the fund’s assets in common stocks and convertible securities.  It may invest in government obligations, mortgage- and asset-backed securities, CMOs, and corporate bonds.

Dodge & Cox Stock Fund
This mutual fund invests primarily in a broadly diversified portfolio of common stock of companies, which, in its opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.  The fund remains fully invested in equities with a minimum of 80% of the fund’s assets in common stocks. It may invest in preferred shares and convertibles and a maximum of 20% of the fund’s assets in American Depository Receipts.

Calamos Growth Fund
This mutual fund invests in companies with above-average, sustainable earnings growth potential.  The fund may invest a maximum of 5% of the fund’s assets in the securities of unseasoned issuers, a maximum of 25% of the fund’s assets in foreign securities, and may engage in various futures and options strategies.

Fidelity Retirement Money Market Portfolio
This mutual fund invests in short-term, high quality debt securities which include certificates of deposit of highly rated banks, U.S. Treasury notes and bills and Agency issues, and top rated commercial paper.

Fidelity Freedom Funds
These mutual funds invest in a combination of Fidelity equity, fixed-income and money market mutual funds, with the allocation among the three varying with the number of years until the Freedom funds reach their respective target retirement date (the Fidelity Freedom 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 funds are targeted to investors expected to retire around those years).  Once the target dates have been met, the funds continue to become more conservative for five to ten years until the asset mix is approximately the same as the Freedom Income Fund, at which time the funds will merge.

CN Stock
This represents shares of the common stock of Canadian National Railway Company.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

5.  TRANSFER OF PLAN ASSETS

In 2006, transfers of plan assets to a CN-related employee plan, the Canadian National Railway Company Union Savings Plan for U.S. Operations, were not significant.  In 2005, net transfer of plan assets amounted to $12,955,351, which comprised the following asset transfers from CN-related employee plans: $12,381,327 was transferred in by approximately 115 participants of the Bessemer Savings Plan for Salaried Employees and $574,024, comprising asset transfers from the Canadian National Railway Company Union Savings Plan for U.S. Operations.

6.  PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will receive the full amount of plan assets in their respective accounts.

7.  INVESMENTS

Investments that represent 5% or more of net assets available for benefits at December 31 are as follows:

	2006	2005

Common collective trust fund:
Fidelity Managed Income Portfolio II	$25,869,321	$29,446,922
Mutual funds:
Fidelity Capital Appreciation Fund	15,446,808	14,129,467
American Funds EuroPacific Growth Fund	13,745,592	11,776,175
Dodge & Cox Balanced Fund	12,066,131	11,603,799
ICM Small Company Portfolio	11,606,667	10,534,727
American Funds Investment Co. of America	10,453,301	10,195,571
Fidelity Spartan U.S. Equity Index Fund	10,039,735	9,925,379
PIMCO Total Return Fund	*	6,534,038
Common stock:
Canadian National Railway Company	10,583,078	9,339,344

* At December 31, 2006, fair value did not exceed 5% of the Plan’s net assets available for benefits.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,845,485 and $4,003,579, respectively, as follows:

	2006	2005

Mutual funds	$6,578,725	$2,479,386
CN common stock	266,760	1,524,193
	$6,845,485	$4,003,579

8.  FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service, dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), as amended, and, therefore, the related trust is exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Effective January 1, 2006, the Plan was amended as evidence of good faith compliance with the requirements of the final Regulations under Sections 401(k) and 401(m) of the Code that were issued on December 29, 2004.

9.  RELATED PARTY TRANSACTIONS

At December 31, 2006, a significant portion of the Plan’s assets was invested in Fidelity Management Trust Company funds (FMTC).  FMTC also acts as the trustee for the Plan and therefore, these investments qualify as party-in-interest transactions.

The Plan held shares of CN common stock valued at $10,583,078 and $9,339,344 at December 31, 2006 and December 31, 2005, respectively.

10.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The Plan’s investments include the FMIP II, which is stated at contract value on the financial statements whereas it is stated at fair value on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$131,923,633
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	306,501
Net assets available for benefits at fair value per the Form 5500	$131,617,132

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2006

Total investment income per the financial statements	$14,114,508
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	306,501
Total investment income per the Form 5500	$13,808,007

11.   SUBSEQUENT EVENT

Effective February 1, 2007, the Plan introduced an “automatic enrollment feature” permitting employers to automatically enroll new hires in the Plan.  Eligible new employees (excluding ICR employees) as of February 1, 2007 are automatically enrolled in the Plan and treated as having elected to defer 3% of their compensation, unless they make an affirmative election to decline participation in the Plan or to change their deferral percentage and/or investment elections.  An employee who fails to decline participation in the Plan is deemed to become an active participant.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2006

		Description of investment
		including maturity date,
	Identity of issuer, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value

	Mutual funds:
*	Fidelity Capital Appreciation Fund	569,783 shares	$ 15,446,808
	American Funds EuroPacific Growth Fund	295,223 shares	13,745,592
	Dodge & Cox Balanced Fund	138,564 shares	12,066,131
	ICM Small Company Portfolio	310,588 shares	11,606,667
	American Funds Investment Co. of America	311,946 shares	10,453,301
*	Fidelity Spartan U.S. Equity Index Fund	200,074 shares	10,039,735
	PIMCO Total Return Fund	619,454 shares	6,429,929
	Dodge & Cox Stock Fund	26,406 shares	4,052,233
	Calamos Growth Fund	64,218 shares	3,461,341
*	Fidelity Spartan International Index Fund	25,678 shares	1,133,446
*	Fidelity Freedom Income Fund	27,695 shares	319,602
*	Fidelity Freedom 2010 Fund	87,542 shares	1,279,871
*	Fidelity Freedom 2015 Fund	12,225 shares	149,147
*	Fidelity Freedom 2020 Fund	56,262 shares	873,752
*	Fidelity Freedom 2025 Fund	609 shares	7,782
*	Fidelity Freedom 2030 Fund	36,226 shares	580,697
*	Fidelity Freedom 2035 Fund	1,323 shares	17,445
*	Fidelity Freedom 2040 Fund	49,608 shares	470,283
*	Fidelity Freedom 2045 Fund	891 shares	9,572
*	Fidelity Freedom 2050 Fund	1,127 shares	12,120
	Total mutual funds		$ 92,155,454

	Common stock:
*	Canadian National Railway Company	245,917 shares	10,583,078

	Money market fund:
*	Fidelity Retirement Money Market Portfolio	1,587,558 shares	1,587,558

	Common collective trust fund:
*	Fidelity Managed Income Portfolio II	25,869,321 shares	25,869,321

*	Participant loans	4.00% - 9.25%, maturing through December 2016	1,235,435

			$ 131,430,846

* Party-in-interest transaction

    See accompanying report of independent registered public accounting firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company Management Savings Plan for U.S. Operations
(Name of Plan)

Date: June 29, 2007	/s/ Ardyth Cutler
Plan Administrator